EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 25, 2010, December 26, 2009, December 27, 2008,

December 29, 2007 and December 30, 2006

(in millions except ratio amounts)

	2010	2009	2008	2007	2006
Earnings:
Income before income taxes – continuing operations	$8,232	$8,079	$7,045	$7,643	$6,994
Unconsolidated affiliates interests, net	72	(301)	(189)	(370)	(316)
Amortization of capitalized interest	3	4	4	5	6
Interest expense	903	397	329	224	239
Interest portion of net rent expense (b)	175	137	119	101	97

Earnings available for fixed charges	$9,385	$8,316	$7,308	$7,603	$7,020

Fixed Charges:
Interest expense	$903	$397	$329	$224	$239
Capitalized interest	6	3	14	21	16
Interest portion of net rent expense (b)	175	137	119	101	97

Total fixed charges	$1,084	$537	$462	$346	$352

Ratio of Earnings to Fixed Charges	8.65	15.48	15.82	22.01	19.99

(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.